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                                                    SEC FILE NUMBER    0-8003
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                                                       CUSIP NUMBER  876287-10-3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check One)
   [X]  Form 10-K and Form 10-KSB        [ ]   Form 20-F    [ ]    Form 11-K

          [ ]  Form 10-Q and Form 10-QSB          [ ]   Form N-SAR



     For Period Ended:       DECEMBER 31, 1998

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I-REGISTRANT INFORMATION

      TARRAGON REALTY INVESTORS, INC.
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Full Name of Registrant

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Former Name if Applicable

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   3100 MONTICELLO AVENUE, SUITE 200
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 Address of Principal Executive Office (Street and Number)

      DALLAS, TX 75205
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 City, State and Zip Code

PART II-RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)   The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.




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PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if
Needed)          See attachment - Part III-Narrative

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       ERIN D. DAVIS                   214                       599-2261
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           (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify reports(s).  X Yes     [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  X Yes         [ ] No
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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate
of the results cannot be made.      See attachment - Part IV-Other Information

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                        TARRAGON REALTY INVESTORS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           April 1, 1999
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By           /s/ Erin D. Davis
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      ERIN D. DAVIS
      EXECUTIVE VICE PRESIDENT
      AND CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (Section 232.13(b) of this chapter).
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TARRAGON REALTY INVESTORS, INC.
FORM 12b-25
ATTACHMENTS

Part III-Narrative

Tarragon Realty Investors, Inc., (the "Company") merged with National Income Realty Trust and acquired Tarragon Realty Advisors, Inc., in November 1998. Analysis of the effect and determination of the proper accounting treatment for the merger and the acquisition delayed year-end report preparation beyond the time period normally expected.

Part IV-Other Information

Results of Operations

The Company expects to report a loss for the year ended December 31, 1998, of between $1 million and $1.5 million compared to net income of $5.6 million for the year ended December 31, 1997.

Net rental income (rental revenue less property operating expenses) from operation of the Company's real estate assets is expected to show an increase of approximately $3 million for 1998. Roughly half of this increase is due to 1997 and 1998 property acquisitions, and half is due to increased rental rates at existing properties.

Equity in income <loss> from partnerships is expected to decrease approximately $1.5 million for 1998 because of losses generated by partnerships with properties under construction and/or in lease-up during most or all of 1998.

Interest expense is expected to increase approximately $4 million because of increased debt related to mortgage refinancings in 1997 and 1998.

Gains on sale of real estate are expected to be half of the amount recognized in 1997 - a decrease of approximately $2 million. Extraordinary items will produce a loss of $1 million due to write-off of deferred borrowing costs and prepayment penalties related to certain 1998 refinancings.